Exhibit 23.3

International Data Corporation, Inc.

5 Speen Street

Framingham, MA 01701

Re: Consent to Use of Data

January 12, 2011

Dear Sir or Madam:

International Data Corporation (“IDC”) grants InterXion Holding N.V. (“InterXion”) permission to make public statements, including in filings with the United States Securities and Exchange Commission that are consistent with the following:

1.	“International Data Corporation, or IDC, projects the market for carrier-neutral colocation data center services in the United Kingdom, France, Germany and The Netherlands to grow from €922 million in 2009 to €2.245 billion in 2014, a compound annual growth rate of 19%.”

2.	“According to IDC, as of March 2009, in-house data centers represent 88% of capacity in Europe.”

3.	“According to IDC, the market for IT cloud services is expected to grow from $16.5 billion in 2009 to $55.5 billion in 2014, representing a 27.4% compound annual growth rate.”

4.	“IDC projects the market for carrier-neutral colocation data center services in the United Kingdom, France, Germany and The Netherlands to grow from €922 million in 2009 to €2.245 billion in 2014, a compound annual growth rate of 19%.”

IDC consents to the use of the data set forth above in the Registration Statement on Form F-1 and related prospectus of InterXion and to the reference in the prospectus to IDC’s name in connection therewith.

International Data Corporation

By:	/s/ K. Henry

Name:	K. Henry
Title:	Senior Vice President
Date:	12th January 2011